UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Heelys, Inc.
__________________
(Name of Issuer)

Common Stock, par value $0.001 per share
___________________________
(Title of Class of Securities)

42279M107

__________________

(CUSIP Number)

Jim Wagner
Manager
The Evergreen Group Ventures, LLC
Media Center, 4th Floor

1600 Rosecrans Ave.

Manhattan Beach, CA 90266

(310) 321-7889

______________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Keith Sutton
Sutton, Pakfar & Courtney LLP
450 N. Roxbury Drive, Suite 700

Beverly Hills, CA 90210

(310) 275-0804

October 22, 2012
__________________________________________________
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 42279M107

1.	Name of Reporting Person TEG Bronco Acquisition Company, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0
Number of Shares Beneficially Owned By	8.	Shared Voting Power 10,470,460*
Each Reporting Person With	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,470,460*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 38.0%**
14.	Type of Reporting Person OO

* Beneficial ownership of the above referenced Common Stock (as defined below) is being reported hereunder solely because Buyer (as defined below) may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined below). The Common Stock listed in rows (8) and (11) includes vested but unexercised options to purchase 790,000 shares of Common Stock held by Thomas F. Hamner that are exercisable within 60 days of the date hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Buyer that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** Based upon an aggregate of 27,571,052 shares of Common Stock outstanding as of August 3, 2012, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q filed on August 9, 2012.

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SCHEDULE 13D
CUSIP No. 42279M107

1.	Name of Reporting Person TEG Bronco Holding Company, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0
Number of Shares Beneficially Owned By	8.	Shared Voting Power 10,470,460*
Each Reporting Person With	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,470,460*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 38.0%**
14.	Type of Reporting Person OO

* Beneficial ownership of the above referenced Common Stock is being reported hereunder solely because Holdco (as defined below) may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements. The Common Stock listed in rows (8) and (11) includes vested but unexercised options to purchase 790,000 shares of Common Stock held by Thomas F. Hamner that are exercisable within 60 days of the date hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Holdco that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** Based upon an aggregate of 27,571,052 shares of Common Stock outstanding as of August 3, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 9, 2012.

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SCHEDULE 13D
CUSIP No. 42279M107

1.	Name of Reporting Person The Evergreen Group Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0
Number of Shares Beneficially Owned By	8.	Shared Voting Power 10,470,460*
Each Reporting Person With	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,470,460*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 38.0%**
14.	Type of Reporting Person OO

* Beneficial ownership of the above referenced Common Stock is being reported hereunder solely because Parent (as defined below) may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements. The Common Stock listed in rows (8) and (11) includes vested but unexercised options to purchase 790,000 shares of Common Stock held by Thomas F. Hamner that are exercisable within 60 days of the date hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Parent that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** Based upon an aggregate of 27,571,052 shares of Common Stock outstanding as of August 3, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 9, 2012.

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SCHEDULE 13D
CUSIP No. 42279M107

1.	Name of Reporting Person Jim Wagner
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0
Number of Shares Beneficially Owned By	8.	Shared Voting Power 10,470,460*
Each Reporting Person With	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,470,460*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 38.0%**
14.	Type of Reporting Person IN

* Beneficial ownership of the above referenced Common Stock is being reported hereunder solely because Mr. Wagner may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements. The Common Stock listed in rows (8) and (11) includes vested but unexercised options to purchase 790,000 shares of Common Stock held by Thomas F. Hamner that are exercisable within 60 days of the date hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Wagner that he is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** Based upon an aggregate of 27,571,052 shares of Common Stock outstanding as of August 3, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 9, 2012.

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Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.001 par value per share (“Common Stock”), of Heelys, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 3200 Belmeade Drive, Suite 100, Carrollton, TX 75006.

Item 2.	Identity and Background

(a)-(c), (f).  This Statement is being filed by the following persons (each, a “Reporting Person”, and collectively, the “Reporting Persons”):

(i)        TEG Bronco Acquisition Company, LLC, a Delaware limited liability company (“Buyer”);

(ii)      TEG Bronco Holding Company, LLC, a Delaware limited liability company (“Holdco”);

(iii)     The Evergreen Group Ventures, LLC, a Delaware limited liability company (“Parent”); and

(iv)      Jim Wagner, a citizen of the United States (“Mr. Wagner”).

Buyer was formed by Parent in October 2012 in connection with the transactions (the “Transactions”) contemplated by that certain Asset Purchase Agreement (the “Purchase Agreement”), dated October 22, 2012, by and between Parent and Buyer, on the one hand, and Issuer and certain of its subsidiaries (collectively, the “Seller Parties”), on the other hand. Upon the closing of the Transactions, the principal business of Buyer will be to operate the assets purchased by Buyer from the Issuer through the Transactions.

Holdco was formed by Parent in October 2012 in connection with the Transactions. Holdco is the sole member of Buyer, and its principal business is to act as the holding company of Buyer.

Parent is the sole member of Holdco. Parent’s principal business is purchasing and operating companies.

Mr. Wagner is a member and the manager of Parent.

The address of the principal office of each of Buyer, Holdco and Parent, and the principal business address of Mr. Wagner, is Media Center, 4th Floor, 1600 Rosecrans Ave., Manhattan Beach, CA 90266.

(d) and (e). During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the other persons identified in this Item 2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

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Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in response to Item 4, the shares of Common Stock to which this Statement relates have not been purchased by any of the Reporting Persons.  Pursuant to certain Voting Agreements by and between Buyer, the Issuer and certain holders of Common Stock set forth on Schedule A (each, a “Stockholder”, and collectively, the “Stockholders”), each dated as of October 22, 2012 (each, a “Voting Agreement”, and collectively, the “Voting Agreements”), the Reporting Persons may be deemed to be the beneficial owners of 10,470,460 shares of Common Stock (collectively, the “Subject Shares”) held of record by the Stockholders (including vested but unexercised options to purchase 790,000 shares of Common Stock held by Thomas F. Hamner that are exercisable within 60 days of the date hereof).  Buyer, the Issuer and the Stockholders entered into the Voting Agreements to induce Buyer and Parent to enter the Purchase Agreement, pursuant to which the Issuer agreed to sell substantially all of its assets to Buyer and certain of its Affiliates (as defined in the Purchase Agreement).  The Voting Agreements and the Purchase Agreement are described in more detail in Item 4, which descriptions are incorporated by reference into this Item 3.  Any beneficial ownership of any of the Reporting Persons of shares of Common Stock that may be deemed to arise from the Voting Agreements does not require the expenditure of any funds, as none of the Reporting Persons paid any monetary consideration to the Stockholders for entering into the Voting Agreements.

Item 4.	Purpose of Transaction

(a)-(c) On October 22, 2012, Parent, Buyer and the Seller Parties entered into the Purchase Agreement, which provides for the purchase of certain of the assets of the Seller Parties in exchange for $13.9 million (subject to a customary working capital adjustment) and the assumption of certain of the liabilities of the Seller Parties.

The closing of the Transactions is subject to customary closing conditions, including approval of the Purchase Agreement by stockholders of the Issuer holding a majority of the outstanding Common Stock.

Concurrently with the execution of the Purchase Agreement, Buyer, the Issuer and each Stockholder entered into a Voting Agreement, pursuant to which each Stockholder has agreed, among other things and subject to certain conditions, to vote (i) its Subject Shares and (ii) any other shares of Common Stock in respect of which such Stockholder acquires beneficial ownership (“Additional Shares”) in favor of the approval the Purchase Agreement and the Transactions during the term of such Voting Agreement. Each Stockholder granted a limited irrevocable proxy (each, a “Proxy”, and collectively, the “Proxies”) to Buyer with respect to such Stockholder’s Subject Shares and any Additional Shares in order to secure the performance of such Stockholder’s obligations under its Voting Agreement. Each Voting Agreement expressly states that nothing therein shall be deemed to vest in Buyer any direct or indirect ownership in any Subject Shares or Additional Shares. The purpose of the Voting Agreements is to induce Buyer and Parent into entering into the Purchase Agreement and to facilitate the consummation of the Transactions.

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The foregoing description of the Purchase Agreement and the Voting Agreements is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement and the Voting Agreements, copies of which are attached as exhibits hereto.

(d)-(g) None.

(h)-(i)  As disclosed on the Issuer’s Current Report on Form 8-K filed on October 22, 2012, in connection with the Issuer’s sale of assets pursuant to the Purchase Agreement, the board of directors of the Issuer approved a plan of liquidation and dissolution (the “Liquidation Plan”) that will be conditioned on the consummation of the Transactions and the approval of the Liquidation Plan by the holders of a majority of the Common Stock. The Reporting Parties believe that the Issuer will delist the Common Stock from The NASDAQ Capital Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, in connection with the Liquidation Plan.

(j)         Other than as described in Item 3 and Item 4 above, and except as otherwise disclosed in this Statement or in the Purchase Agreement or the Voting Agreements, none of the Reporting Persons has any present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(i) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in the Securities of the Issuer

(a)       The Stockholders collectively beneficially own 10,470,460 shares of Common Stock (including vested but unexercised options to purchase 790,000 shares of Common Stock held by Thomas F. Hamner that are exercisable within 60 days of the date hereof). The Reporting Persons, for the purpose of Rule 13d-3 under the Act, therefore may, by reason of the execution and delivery of the Voting Agreements and the Proxies, be deemed to share beneficial ownership over 10,470,460 shares of Common Stock, which represents approximately 38.0% of the outstanding Common Stock of the Issuer (based on 27,571,052 shares of Common Stock outstanding as of August 3, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 9, 2012). Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(b)       The Reporting Persons, by reason of the execution and delivery of the Voting Agreements and the Proxies, may be deemed to have shared voting power with the Stockholders with respect to 10,470,460 shares of Common Stock (including vested but unexercised options to purchase 790,000 shares of Common Stock held by Thomas F. Hamner that are exercisable within 60 days of the date hereof), which represents approximately 38.0% of the outstanding Common Stock of the Issuer (based on 27,571,052 shares of Common Stock outstanding as of August 3, 2012, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 9, 2012). Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

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(c)       Except as described in this Statement, during the last 60 days, none of the Reporting Persons has effected any transactions involving Common Stock.

(d)       Except for the Stockholders, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 4 and 5, which are incorporated herein by reference, and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of October 30, 2012, by and among TEG Bronco Acquisition Company, LLC, TEG Bronco Holding Company, LLC, The Evergreen Group Ventures, LLC, and Jim Wagner.

Exhibit 99.2	Asset Purchase Agreement, dated as of October 22, 2012, by and among The Evergreen Group Ventures, LLC, TEG Bronco Acquisition Company, LLC, Heelys, Inc., Heeling Sports Limited, Heeling Sports EMEA SPRL, and Heeling Sports Japan, K.K. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 23, 2012).

Exhibit 99.3	Voting Agreement, dated as of October 22, 2012, by and among Capital Southwest Venture Corporation, TEG Bronco Acquisition Company, LLC, and Heelys, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 23, 2012).

Exhibit 99.4	Voting Agreement, dated as of October 22, 2012, by and among Patrick F. Hamner, TEG Bronco Acquisition Company, LLC, and Heelys, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on October 23, 2012).

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2012

TEG BRONCO ACQUISITION COMPANY,			THE EVERGREEN GROUP
LLC,			VENTURES, LLC,
a Delaware limited liability company			a Delaware limited liability company

By:	TEG Bronco Holding Company, LLC		By:	/s/ Jim Wagner
Its:	Sole Member			Name: Jim Wagner
Title: Manager
	By:	The Evergreen Group Ventures, LLC
	Its:	Sole Member

By:	/s/ Jim Wagner
Name: Jim Wagner
Title: Manager

TEG BRONCO HOLDING COMPANY, LLC,			JIM WAGNER
a Delaware limited liability company

By:	The Evergreen Group Ventures, LLC
Its:	Sole Member		/s/ Jim Wagner

	By:	/s/ Jim Wagner
Name: Jim Wagner
Title: Manager

SCHEDULE A

Stockholder	Number of Subject Shares Held of Record

Capital Southwest Venture Corporation	9,317,310

Patrick F. Hamner	1,153,150 (includes vested but unexercised options to purchase 790,000 shares of Common Stock)